

April 11, 2011

Louis E. Greer
Principal Financial Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

>   **Re: Trustmark Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 0-3683**

Dear Mr. Greer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business
The Current Economic Environment, page 6

1.   In future filings, please describe the economic conditions in your primary market area. Consider a separate discussion of your market areas in Florida and Texas if material. We note you describe significant related problems in your risk factor section and in your MD&A disclosure via discussion of your provision and nonperforming loans. As warranted, consider including figures for change in average income, unemployment, home sales and prices, foreclosures and the like.

Legal Proceedings, page 21

2. Pursuant to Item 103 of Regulation S-K, revise in future filings to disclose the relief
    sought in the Stanford Financial Group related matters. Note also for your
    next Form 10-Q.

Notes to Consolidated Financial Statements
Note 4 – Loans and Allowance for Loan Losses

3. We note the company utilizes a 20-quarter rolling average, when determining the
    quantitative loss factor, which is applied to individual homogeneous loan pools within the
    consumer loan class of receivables. In light of the continued deterioration in the
    economy and changing conditions within the geographical locations in which you have
    operations, as well as the changes recognized in the levels of nonaccrual loans and
    charge-offs, tell us why you believe the use of a twenty quarter rolling average for
    purposes of determining your historical loss rates is appropriate as opposed to using a
    shorter timeframe.

4. As it relates to the commercial loan class of receivables, we note the first quarter 2010
    refinement to the allowance for loan loss methodology, where the company was to
    develop a three year loss factor, utilizing 2008 as the base year, in the determination of
    the quantitative loss factors. Explain to us in greater detail the nature and specifics of the
    methodology actually employed in fiscal 2010 which considered both the 2008 and 2009
    historical loss ratios and was due to the current economic environment and the actual
    development of the refined methodology. Further, tell us why the use of a three year loss
    factor is reflective of the deteriorating economy and changing conditions as well as
    operating performance within the geographical locations in which you have operations.

5. Also, as it relates to both the consumer and commercial classes of financing receivables,
    consider expanding your disclosures to more specifically address and discuss changes in:

    - The historical loss data you used as a starting point for estimating current losses;
    - How you specifically incorporated the identified qualitative factors into your
      allowance estimate;
    - Your application of loss factors to graded loans; and
    - Any other estimation methods and assumptions you used.

6. We note that the effective date section of the summary of ASU 2010-20 encourages, but
    does not require, comparative disclosure for earlier periods. We note you did not provide
    comparative information for many of your credit quality disclosures. To the extent the
    information required for comparative disclosure is reasonably available, please consider

       providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Signature Page

7. Note that the person serving as principal accounting officer or controller is required to be identified. See General Instruction D(2)(a) of Form 10-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3434 with any other questions.

                           Sincerely,

                           Michael Clampitt
                           Senior Attorney Advisor

By FAX to: Louis E. Greer
FAX number: 601-208-7966